Exhibit 99(a)

September 30, 2004

Mr. David N. Farr
Chairman and Chief Executive Officer
Emerson Electric Co.
8000 W. Florissant Ave.
St. Louis, MO 63136

Dear David:

I am writing to confirm our discussions on September 25, 2004 about my compensation for the recently concluded fiscal year (2004). As you know, during the year I was paid monthly at the annual rate of $800,000. As my employment agreement (dated December 11, 2000) calls for minimum compensation of $900,000 per year, we envisioned that the difference would be part of any bonus award to me by Emerson.

As we discussed, in light of the continuing problems with the economy and their impact on Emerson’s performance, I elected to forego any further compensation for the year. My waiver of compensation applies only to this past year, and my employment agreement remains in effect in all respects for future years.

Sincerely,

/s/ Charles F. Knight
     Charles F. Knight